Mail Stop 4561
Via Fax (630) 372-8077

August 12, 2008

John Schoen
Chief Financial Officer
PCTEL, Inc.
471 Brighton Drive
Bloomingdale, IL 60108

> **Re:** **PCTEL, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed on March 21, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on April 28, 2008**
> **Forms 8-K filed on February 19, 2008 and April 24, 2008**
> **File No. 000-27115**

Dear Mr. Schoen:

We have reviewed your response letter dated July 28, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 27, 2008.

Form 10-K for the fiscal year ended December 31, 2007

Note 2. Earnings per Share, page 48

1. We note your response to prior comment 4 and do not object to how you account for restricted shares contingent upon future employment and certain performance criteria in your basic and diluted earnings per share calculations. However, it appears that your presentation of the calculation of basic earnings per share on page 49 is not consistent with Illustration 3 of Appendix C of SFAS 128. In this regard, it appears that the total "weighted average common shares outstanding"

should not include the unvested restricted stock awards and accordingly an adjustment to subtract out the contingently issuable shares would not be necessary. Please tell us how you intend to revise your disclosures in future filings or explain why you believe a revision is not necessary.

Note 10. Commitments and Contingencies, page 60

2.   We note from your response to prior comment 5 that the settlement with Agere Systems had two elements to be accounted for under EITF 00-21 and SAB Topic 13(A)(3)(f), which were (1) the past royalties and (2) the future royalties. We reissue part of our previous comment to tell us how you determined the fair value of each element and why the settlement portion of the proceeds (i.e. past royalties) were recognized as revenue versus as an operating gain, especially given that the related legal costs were classified within general and administrative expense. In addition, please provide us with a description of the methodology used to bifurcate the arrangement and accounting guidance relied upon in your assessment. In this regard, unless you are able to develop a reasonable basis to allocate the proceeds to each element, recording the entire $7 million settlement as revenue may not be appropriate.

3.   Additionally, we note that it does not appear that you filed the settlement agreement with Agere Systems as an exhibit to your periodic filings. Please confirm and, if applicable, provide us with an analysis as to how you determined that this agreement did not need to be filed pursuant to Item 601(b)(10)(i) of Regulation S-K.

Definitive Proxy Statement filed April 28, 2008

Compensation Discussion and Analysis

Short Term Incentive Plan, page 26

4.   We note your response to prior comment 9. Please provide us with a detailed analysis supporting your conclusion that disclosure of the performance targets for your business units would cause you competitive harm. Also, we are unclear as to how your proposed disclosure that estimates current year bonuses based on achievement of historical performance targets illustrates how difficult it will be for your business units to achieve their targets in the current year. Please explain.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3735 or Barbara C. Jacobs, Assistant Director, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief